October 3, 2019

Below find the responses of Sunstock, Inc. to the letter dated September 25, 2019 from the Division of Corporate Finance, Office of Consumer Products.

Item 1, Signatures, page 20

Sunstock, Inc. has only two board members. The signature of the second board member will be added.

Item 2, Inventories, page F-7

As discussed in the notes to the financials, Sunstock has two types of inventories, silver bullion held until prices reach a certain minimum amount and coins which are constantly being purchased and sold.

Sunstock has continuously experienced a shortage of cash and has had significantly past due obligations. While the Company’s preference is to hold the silver bullion to achieve long-term gains, the bullion is available to pay current obligations should the Company not be able to raise cash through issuance of stock or notes payable. Thus, the Company believes that including the silver bullion in current assets under inventory is appropriate.

The Company believes that restating the value of the bullion at current market price at the end of each reporting period is appropriate under ASU 330, specifically 35-15 and 35-16a.

In future filings, the Company will further clarify its discussion of precious metals.

Item 3, Recent Accounting Pronouncements, page 12

All convertible notes have price protection. Following is the wording of the price protection for the May 24, 2017 $112,250 convertible promissory note issued to Auctus Fund, LLC:

Item 1.2 Conversion Price

Calculation of Conversion Price: Subject to the adjustments described herein, the conversion price (the “Conversion Price”) shall equal the lessor of (i) 55% multiplied by the average of the two (2) lowest Trading Prices (as defined below) (representing a discount rate of 45%) during the previous twenty-five (25) Trading Day period ending on the latest complete Trading Day prior to the date of this Note and (ii) the Variable Conversion Price (as defined herein) (subject to equitable adjustments for stock splits, stock dividends or rights offerings by the Borrower relating to the Borrower’s securities or the securities of any subsidiary of the Borrower, combinations, recapitalizations, reclassifications, extraordinary distributions and similar events). The “Variable Conversion Price” shall mean 55% multiplied by the Market Price (as defined herein) (representing a discount rate of 45%). “Market Price” means the average of the two (2) lowest Trading Prices for the Common Stock during the twenty-five (25) Trading Day period ending on the latest complete Trading Day prior to the Conversion Date.

All other convertible notes have similar price protection (discount amount may vary as well as trading day period). Based upon the above, Sunstock believes that the convertible notes have derivative features that do not fall under the noted exception.